Exhibit 3.1

TMC THE METALS COMPANY INC.

(the "Company")

AMENDMENT TO ARTICLES OF THE COMPANY

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

The existing Articles of the Company be amended by deleting the existing Article 15.8 in its entirety and replacing it with the following Article 15.8:

“15.8 Delivery of Notice. Notwithstanding any other provision in this Part 15, notice given to the Corporate Secretary of the Company pursuant to this Part 15 may only be given by personal delivery, facsimile transmission or email (provided that the Corporate Secretary has stipulated an e-mail address for purposes of this Part 15), and shall be deemed to have been given and received only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or by e-mail (at the address as aforesaid) to the Corporate Secretary at the registered office of the Company, or if by facsimile at +1 604 687-8772, provided that if such delivery or electronic transmission is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic transmission shall be deemed to have been made on the subsequent day that is a business day.””